COLLAGENEX PHARMACEUTICALS ADOPTS
                             SHAREHOLDER RIGHTS PLAN


Newtown, PA -- September 16, 1997 -- CollaGenex  Pharmaceuticals,  Inc. (Nasdaq:
CGPI) announced today that its Board of Directors has adopted a Shareholder Rights Plan.

      The Rights Plan provides, among other things, that upon the earlier of ten days after a public announcement that a person has become a beneficial owner of twenty percent or more of the voting power of all the Company's shares or ten business days after a person announces an offer to acquire Company shares that would give it twenty percent or more of the voting power, each right will become exercisable to purchase Series A Participating Preferred Stock.

     After the rights become exercisable, if a person or group acquires beneficial ownership of shares representing twenty percent or more voting power, or if the Company is acquired in a merger in which the Company survives, then each right would entitle the holder (other than the acquiror) to purchase Company common stock at fifty percent discount. Alternatively, if the Company is acquired in a merger or other business combination, the rights permit holders to purchase the common stock of the acquiror at a fifty percent discount.

     The Rights Plan is designed to deter coercive or unfair takeover tactics and to ensure that the Company's stockholders receive fair and equal treatment in the event of an unsolicited attempt to acquire control of the Company. The Rights Plan was not adopted in response to any effort to acquire the Company of which the Board was aware.

      Shareholders of record as of the close of business on September 26, 1997 and thereafter will receive the Rights, although no separate certificates will be issued unless and until they detach and trade separately from the Common Stock as described above. The new rights will expire on September 26, 2007 unless further extended, and will be subject to redemption by the Board of Directors at $0.01 per right at any time prior to the first date upon which they become exercisable. The rights themselves have no voting power, nor will they entitle a holder to receive dividends.

     CollaGenex Pharmaceuticals, Inc. is engaged in the development and commercialization of innovative proprietary medical therapies for the treatment of periodontal disease and other pathologies. The Company's lead drug, Periostat(R), is pending FDA approval for the treatment of periodontal disease. A new drug application for Periostat(R) was filed with the FDA in August 1996. The Company's core technology involves inhibiting the activity of certain enzymes that destroy the connective tissues of the body. In addition to periodontal disease, the Company and its collaborators are researching and developing other potential applications of the core technology, including cancer metastasis, wound healing, osteoarthritis, osteoporosis, rheumatoid arthritis and diabetic nephropathy.

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      To receive additional information on CollaGenex Pharmaceuticals, Inc., via fax, at no charge, dial 1-800-PRO-INFO and enter code CGPI, or visit the Company's website at www.collagenex.com.

     This news release contains forward-looking statements and therefore it necessarily involves risks and uncertainties. Factors that could cause actual events to differ from these forward-looking statements are set forth under the caption "Risk Factors" in the Company's prospectus dated June 20, 1996, which is part of its registration statement on file with the Securities and Exchange Commission. There can be no assurance that the Company will receive regulatory approval to market any product or, if such approval is received, that the product will be commercially successful.


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